As filed with the U.S. Securities and Exchange Commission on February 8, 2010
 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

FORTIS NV                     FORTIS SA/NV
(Exact name of issuer of deposited securities as specified in its charter)

N/A/
(Translation of issuer's name into English)

The Netherlands                                           The Kingdom of Belgium
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Fortis, Inc.
One Chase Manhattan Plaza
New York, New York 10005
Telephone 212 859 7000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466:
☒	immediately upon filing
☐	on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one equity unit, each consisting of one share of Fortis S.A./N.V. and one share of Fortis N.V.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$178.25
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

I-1

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Reverse, Paragraph (12) and (13)

	(iii)	Collection and distribution of dividends	Face, Paragraphs (4) and (6); Reverse, Paragraphs (2) and (3)

	(iv)	Transmission of notices, reports and proxy soliciting material	Reverse, Paragraphs (3) and (5)

	(v)	Sale or exercise of rights	Face, Paragraphs (3) and (4); Reverse, Paragraphs (1) and (6)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, Paragraph (3); Reverse, Paragraphs (1), (4) and (6)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse, Paragraphs (9) and (10)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Reverse, Paragraph (5)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, Paragraphs (1), (2), (3), (4) and (6)

	(x)	Limitation upon the liability of the Depositary	Reverse, Paragraph (7)

(3)	Fees and Charges		Face, Paragraph (6)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)
Statement that the foreign private issuers set forth on the facing page hereof publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on an Internet Web site (www.fortis.com or through an electronic information delivery system generally available to the public in its primary trading market.
Face, Paragraph (9)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. (a)  Form of Deposit Agreement dated as of December   , 2001 among Fortis N.V., Fortis S.A./N.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-14202 and incorporated herein by reference.

(a)(2)	Form of ADR. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 4, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Fortis NV certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 21, 2009.

FORTIS NV

By:	/s/ Dimitri Van Eenoo
Name:	Dimitri Van Eenoo
Title:	Company Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bart De Smet and Bruno Colmant, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 21, 2009, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Jozef De Mey	Chairman of the Board of Directors
Jozef De Mey

/s/ Bart De Smet	Chief Executive Officer and Director
Bart De Smet

/s/ Bruno Colmant	Chief Financial Officer
Bruno Colmant

/s/ Roel Nieuwdorp	Director
Roel Nieuwdorp

Director
Guy de Selliers de Moranville

/s/ Lionel Perl	Director
Lionel Perl

Director
Frank Arts

Director
Shaoliang Jin

Director
Jan Zegering Hadders

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Fortis NV, has signed this Registration Statement in New York, New York, on February 4, 2010.

Authorized U.S. Representative

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Fortis SA/NV certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 21, 2009.

FORTIS SA/NV

By:	/s/ Dimitri Van Eenoo
Name:	Dimitri Van Eenoo
Title:	Company Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bart De Smet and Bruno Colmant, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 21, 2009, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Jozef De Mey	Chairman of the Board of Directors
Jozef De Mey

/s/ Bart De Smet	Chief Executive Officer and Director
Bart De Smet

/s/ Bruno Colmant	Chief Financial Officer
Bruno Colmant

/s/ Roel Nieuwdorp	Director
Roel Nieuwdorp

Director
Guy de Selliers de Moranville

/s/ Lionel Perl	Director
Lionel Perl

Director
Frank Arts

Director
Shaoliang Jin

Director
Jan Zegering Hadders

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Fortis SA/NV, has signed this Registration Statement in New York, New York, on February 4, 2010.

Authorized U.S. Representative

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Company Secretary

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of ADR

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification